UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                          Quarter ended June 30, 2001


                             PEAKSOFT MULTINET CORP.
                             -----------------------
                (Translation of registrant's name into English)


            3930 Meridian Street, Suite C117, Bellingham, WA 98226
            ------------------------------------------------------
                    (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F ..X..                    Form 40-F  ____

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes ..X..                           No ____

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069
                                               ----------

Signatures:  T. W. Metz

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


PeakSoft Multinet Corp.
(Registrant)



(Signature) By: /s/ Tim Metz
                ----------------------
                Timothy W. Metz
                President/CEO

                             PeakSoft Multinet Corp.

                            2001 Third Quarter Report

                           Period Ending June 30, 2001

LETTER TO SHAREHOLDERS


The third quarter continued to be pivotal for the Company.

June saw the resignation of Mr. Peter Janssen from the board due to the demand of his other business interests. Mr. Tim Metz was named as the new Chairman of the Board.

The company continued its efforts to increase shareholder value by seeking suitable acquisition/merger candidates.

Events Subsequent To The End Of The Quarter:

The company entered into a binding Memorandum of Understanding with Voyager Entertainment, Inc. (http://www.voyagerentertainment.tv/), a film production company, to merge the two companies. The agreement is subject to shareholder and regulatory approval. Under the terms of the agreement, PeakSoft shareholders will retain a 20% ownership in the merged company. The transaction is styled as a Reverse Take Over (RTO). Voyager is a privately held Delaware corporation with wholly-owned production subsidiaries in Los Angeles (Voyager, Inc., Voyager Television, Inc., Voyager Music, Inc.), Vancouver (BTV Productions, Inc.) and London, England (Wykeham Films Ltd.). Final documents are being drafted. The Company requested a voluntary halt to trading pending news. The RTO was negotiated at arm's length.

PeakSoft entered into an agreement with Canaccord Capital Corporation ("Canaccord") to sponsor its application to the Canadian Venture Exchange (CDNX) for approval of the RTO. Canaccord has also agreed to act as agent to the Company's financing. The financing is planned to be concurrent with the completion of the RTO and is contemplated to be performed as a brokered private placement and/or public offering in the amount of $1,800,000 subject to regulatory approval.

PeakSoft entered into agreements with its creditors to settle its outstanding indebtedness by the issuance of shares (subject to shareholder and regulatory approval), which upon completion will leave the Company essentially debt free and with an operating loss carry forward.


We look forward to this new and exciting opportunity for our shareholders.


Sincerely yours,


/s/ Tim Metz
---------------------
Timothy W. Metz
President/CEO
August 24, 2001

Consolidated Balance Sheet (in Canadian dollars)
(Prepared by Management - Unaudited)
June 30, 2001 and 2000

===================================================================================================
                                                                 2001                    2000
                                                                  $                       $
---------------------------------------------------------------------------------------------------
Assets

              Current Assets:

              Cash                                                  15,754                  46,892
              Accounts receivable                                      406                  17,385
              Prepaids and deposits                                 14,291                  20,131
              -------------------------------------------------------------------------------------
                                                                    30,452                  84,408

              Capital assets                                        25,231                  62,810

---------------------------------------------------------------------------------------------------
                                                                    55,683                 147,218
===================================================================================================


Liabilities and Shareholders' Equity

              Current liabilities:

              Accounts payable and accrued liabilities             249,558                 447,337
              Salaries Payable                                     914,924                       -
              Notes Payable                                      3,248,315               2,663,694
              Interest payable                                     595,649                 267,084
              Current portion of obligations under
                   capital leases                                        -                   5,786
              -------------------------------------------------------------------------------------
                                                                 5,008,446               3,383,901


              Shareholders' Equity:

              Share capital                                      9,019,030               9,019,260

              Accumulated deficit                               13,971,793              12,255,944
              -------------------------------------------------------------------------------------


                                                                (4,952,763)             (3,236,684)

---------------------------------------------------------------------------------------------------
                                                                    55,683                 147,218
===================================================================================================

Consolidated Statement of Operations and Deficit (in Canadian dollars) (Prepared by Management - Unaudited)
June 30, 2001 and 2000

===================================================================================================================
                                            Quarter            Quarter          Nine Months         Nine Months
                                             Ended              Ended              Ended               Ended
                                            June 30,           June 30,           June 30,            June 30,
                                              2001               2000               2001                2000
                                                $                  $                  $                   $
-------------------------------------------------------------------------------------------------------------------
Sales                                             4,213              8,081              29,852              67,858

Cost of goods sold                                    0              3,743                 541               7,607

-------------------------------------------------------------------------------------------------------------------
                                                  4,213              4,337              29,311              60,251
Operating Expenses:
             General and administration         252,477            249,055             788,685             873,689
             Selling and marketing                    -             63,449                   -             128,277
             Research and development                 -             36,008                 192              87,324
             Amortization                         5,982              9,612              32,174              25,808
             ------------------------------------------------------------------------------------------------------
                                                258,459            358,125             821,051           1,115,098

-------------------------------------------------------------------------------------------------------------------
Earnings (loss) before the undernoted          (254,246)          (353,787)           (791,740)         (1,054,847)

Interest on short-term notes                    (99,868)           (65,561)           (249,766)           (192,130)

Debt settlement with creditors                        -             44,310                   -              81,753


-------------------------------------------------------------------------------------------------------------------
Earnings (loss) from operations                (354,114)          (375,038)         (1,041,506)         (1,165,224)


-------------------------------------------------------------------------------------------------------------------
Loss                                            354,114            375,038           1,041,506           1,165,224

Accumulated deficit, beginning of period     13,617,679         11,880,906          12,930,287          11,090,720


-------------------------------------------------------------------------------------------------------------------
Accumulated deficit, end of period           13,971,793         12,255,944          13,971,793          12,255,944
===================================================================================================================


Loss per common share                              0.09               0.10                0.27                0.30

Shares Outstanding                            3,830,974          3,801,399           3,830,974           3,801,399

Statement of Changes in Financial Position
(in Canadian dollars)
(Prepared by Management - Unaudited)
June 30, 2001 and 2000

==================================================================================================================
                                                   Quarter          Quarter         Nine Months      Nine Months
                                                    Ended            Ended             Ended            Ended
                                                  June 30,          June 30,          June 30,         June 30,
                                                    2001              2000              2001             2000
                                                      $                $                 $                $
------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operations:
             Net earnings (loss)                     (354,114)         (375,038)       (1,041,506)     (1,165,224)
             Items not involving cash:
                  Amortization                          5,982             9,612            32,174          25,808

             Change in non-cash operating             384,091            40,216         1,442,443        (139,776)
                  working capital
             -----------------------------------------------------------------------------------------------------
                                                       35,959          (325,210)          433,111      (1,279,192)
             -----------------------------------------------------------------------------------------------------


Financing:
             Repayments of notes payable                    -            (1,489)                -          (8,370)
             Increase (decrease) in
                  Obligation under capital leases           -                 -                 -          (1,897)
             Issuance of notes payable                 37,500           286,614           336,733       1,233,593
             Issuance of share capital                      -                 -                 -          63,816
             -----------------------------------------------------------------------------------------------------
                                                       37,500           285,125           336,733       1,287,142
             -----------------------------------------------------------------------------------------------------

Investments:
             Purchase of Capital Assets                     -           (17,053)                          (17,053)

------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash position                    1,541           (57,138)          (96,378)         (9,103)

Cash, beginning of period                              14,213           104,031           112,132          55,995

------------------------------------------------------------------------------------------------------------------
Cash, end of period                                    15,754            46,892            15,754          46,892
==================================================================================================================

THIRD QUARTER REVIEW

The third quarter of fiscal year 2001 shows a continuation of expense reductions in most areas of operation. Overall operating expenses decreased from CDN $358,125 for the quarter ended June 30, 2000 to CDN $258,459 in the comparable quarter in 2001, a decrease of 27.8%, mainly because of significant cost reductions in marketing and research and development. Loss for the third quarter decreased from CDN $375,038 the quarter ended June 30, 2000 to CDN $354,114 in the comparable quarter in 2001, a decrease of 5.5%, largely due to a decrease in operating expenses.

General and administrative expenses increased from CDN 249,055 for the quarter ended June 30, 2000 to CDN $252,477 in the comparable period in 2001, an increase of CDN $3,422. This increase is mostly comprised of expenses associated with merger/acquisition activities.

Selling and marketing expenses decreased from CDN $63,449 for the quarter ended June 30, 2000 to CDN $0 in the comparable period in 2001. This decrease was primarily due to management's continued focus on e-commerce/partnering as the preferred method of software distribution.

Amortization decreased from CDN $9,612 for the quarter ended June 30, 2000 to CDN $5,982 in the comparable period in 2001. This decrease was primarily due to normal reduction in amortization.

Research and development expenses declined from CDN $36,008 for the quarter ended June 30, 2000 to CDN $0 in the comparable period in 2001. This decline was due to reductions in personnel and associated costs.

During the three months, the Company received USD $37,500 in operating capital.

NINE  MONTH REVIEW

The nine months ending June 30, 2000 shows a continuation of expense cutbacks in most areas of operation. Overall operating expenses decreased from CDN $1,115,098 for the nine months ending June 30, 2000 to CDN $821,051 in the comparable period in 2001, a decrease of 26.4%, mainly because of significant cost reductions in sales/marketing and research and development. Loss for the nine months decreased from CDN $1,165,224 for the nine months ended June 30, 2000 to CDN $1,041,506 in the comparable period in 2001. This 10.6% decrease was largely due to a decrease in sales.

General and administrative expenses decreased from CDN $873,689 for the nine months ended June 30, 2000 to CDN $788,685 in the comparable period in 2001, a decrease of CDN $85,004 or 9.7%. This decrease is mostly comprised of a reduction of professional and consulting services involved with the development of our small business community portal, http://www.peak.com/, as well as the news and editorial expenses incurred with the web site going live.

Selling and marketing expenses decreased from CDN $128,277 for the nine months ended June 30, 2000 to CDN $0 in the comparable period in 2001. This decrease was primarily due to management's continued focus on e-commerce/partnering as the preferred method of software distribution.

Research and development expenses declined from CDN $87,324 for the nine months ended June 30, 2000 to CDN $192 in the comparable period in 2001, a decrease of CDN $87,132 or 99.8%. This decline was due to reductions in personnel and associated costs.

Amortization increased from CDN $25,808 for the nine months ended June 30, 2000 to CDN $32,174 in the comparable period in 2001. This increase was primarily due to cost of leasehold improvements at the company's former general office location.

During the nine months, the Company received USD $336,733 in operating capital.

Year 2000

The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has developed an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or the making of miscalculations. The Company completed modifications to existing software and the conversion to new software. The Company obtained Year 2000 compliance statements from vendors, suppliers, and all other third parties that do business with the Company.

Subsequent to the end of the first quarter, the Company has not experienced any operational problems relating to the "Year 2000" issue.

For the reasons set out above, PeakSoft has not incurred, and does not expect to incur, any costs relating to the remediation of Y2K issues.

PeakSoft has concluded that it faces no material Y2K implications to its business operations because its computers and the programs being run on them are of recent vintage, marketed as being Y2K compliant.


This release may contain forward-looking statements as well as historical information. Forward-looking statements, which are included in accordance with the "safe harbor" provisions of the "Private Securities Litigation Reform Act of 1995, may involve known and unknown risks, uncertainties and other factors that may cause the company's actual results and performance to be materially different from any results or performance suggested by the statements in this release. Such statements, and other matters addressed in this press release, may involve a number of risks and uncertainties including price competition,
technological  advances,   decreased  demand  or  diversion  to  other  software
solutions.

CORPORATE INFORMATION

Corporate Headquarters
         PeakSoft Multinet Corp.
         3930 Meridian Street, Suite C117
         Bellingham, WA  98226
         USA

         Tel: (360) 961-1419   Fax: (360) 647-5960
         http://www.peaksoft.com
         -----------------------

Investor Relations

         PeakSoft Multinet Corp.
         (360) 961-1419

Stock Listing
         PeakSoft Multinet Corp. common stock is traded on the Canadian Venture Exchange under symbol PKS and in the US on the OTC:BB under the symbol PEAMF.

Auditor
         Gordon K. W. Gee, Chartered Accountant
         488-625 Howe Street
         Vancouver, BC V6C 2T6
         Tel: (604) 689-8815   Fax: (604) 689-8838

General Corporate Counsel
         Calvin Patterson
         Barrister & Solicitor
         Suite 812 - 525 Seymour Street
         Vancouver, BC, Canada V6B 3H7
         Tel: (604) 488-0620   Fax: (604) 488-0640

Transfer Agent and Registrar
         Computershare Investor Services, Calgary Alberta

Directors                                   Management
         Tim Metz                           Tim Metz
         Chairman of the Board              President & CEO

         Colin Morse                        Simon Arnison
         Director                           Director